UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 19, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775079
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Bridge AWH-SATX Holdings JV, LLC

On December 19, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Bridge AWH-SATX Holdings JV, LLC (the “RSE- Aura Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of $7,107,727, which is the initial stated value of our equity interest in the RSE- Aura Controlled Subsidiary (the “RSE- Aura Growth II REIT Investment”). The RSE- Aura Controlled Subsidiary used the proceeds to acquire a single garden-style multifamily property totaling 343 units located at 5002 Wiseman Blvd., San Antonio, TX 78251 (the “RSE- Aura Property”). The RSE- Aura Growth II REIT Investment was funded with proceeds from our Offering.

The RSE- Aura Controlled Subsidiary is managed by Waypoint Residential (“Waypoint”). Waypoint Residential is a vertically integrated real estate investment firm focused on the U.S. residential sector. Since 2011, Waypoint has invested over $2 billion across more than 20,000 multifamily and student housing units located in the South, Southeast, and Midwest markets. Waypoint is comprised of more than 60 professionals in six offices, with senior management averaging over 25 years of real estate investment and management experience throughout the U.S.

Pursuant to the agreements governing the RSE- Aura Growth II REIT Investment (the “RSE- Aura Operative Agreements”), our consent is required for all major decisions regarding the RSE- Aura Property. In addition, pursuant to the RSE- Aura Operative Agreements, we are entitled to receive a preferred economic return of 13.0% on our RSE- Aura Growth II REIT Investment, which will fully accrue until redemption. In addition, an affiliate of our sponsor earned an origination fee of 1.5% of the RSE- Aura Growth II REIT Investment, as well as an approximate $2,275 in due diligence fees, paid directly by the RSE- Aura Controlled Subsidiary.

The RSE- Aura Controlled Subsidiary is expected to redeem our RSE- Aura Growth II REIT Investment by December 19, 2019 (the “RSE- Aura Redemption Date”). In the event that the RSE- Aura Growth II REIT Investment is not redeemed by the RSE- Aura Redemption Date, pursuant to the RSE- Aura Operative Agreements, we have the right, in our discretion, to force the sale of the RSE- Aura Property outright. The RSE- Aura Controlled Subsidiary may redeem our RSE- Aura Growth II REIT Investment in whole or in part without penalty during the term of the RSE- Aura Growth II REIT Investment.

Simultaneous with the closing of the RSE- Aura Growth II REIT Investment, senior financing was provided through a $28,443,000 secured loan from an affiliate of our sponsor (the “RSE- Aura Senior Loan”). The loan features a one year term at a fixed rate of 6.0%. Aggregate with the RSE- Aura Senior Loan and other preferred equity capital, the RSE- Aura Growth II REIT Investment features a LTV of 95.0% based on purchase price. The combined LTV ratio, or loan-to-value ratio, is the amount of the RSE- Aura Senior Loan plus the RSE- Aura Growth II REIT Investment, plus other preferred equity capital, divided by the purchase price of the RSE- Aura Property. We generally use LTV to define leverage for properties that are generating cash flow.

The RSE- Aura Property features 11 three-story apartment buildings containing 343 total units and is 93% occupied. Amenities at the property include covered parking in attached garages and carports, a clubhouse, a club/game room, a business center, a community kitchen with a coffee bar, fitness center, an outdoor pool, and an outdoor lounge with a fireplace and a television. The units feature stainless steel appliances, double-basin stainless steel sinks, and granite countertops.

The property is located within half a mile to Christus Santa Rosa Hospital, Northwest Vista Community College, and SeaWorld San Antonio. Other major employment centers around the area include Southwest Research Institute, Southwest Foundation for Biomedical Research, Chase Financial Services, the Capital Group, Takata Seat Belts, and QVC. The area is also well served by retail centers within 3 miles including Alamo Market (anchored by JCPenney, Target, and Kirkland’s) and Culebra Market (anchored by HEB, Home Depot, and Hobby Lobby).

Acquisition of Controlled Subsidiary Investment – NP 85, LLC

On December 19, 2018, we directly acquired ownership of a “majority-owned subsidiary”, NP 85, LLC (“NP 85”) for a purchase price of $12,928,637, which is the initial stated value of our equity interest in the NP 85 Controlled Subsidiary (the “NP 85 Growth II REIT Investment”).  Inclusive of the NP 85 Growth II REIT Investment, NP 85 was capitalized with $28,443,000 in equity contributions from us and other eREITs managed by our manager.  NP 85 used this capital to acquire from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), the RSE- Aura Senior Loan. The borrower, WP AWH-SATX Owner, LLC, a Delaware limited liability company (“Aura Westover Hills”), used the loan proceeds to acquire the RSE- Aura Property. The RSE- Aura Controlled Subsidiary is managed by Waypoint.

Pursuant to the agreements governing the NP 85 Growth II REIT Investment (the “NP 85 Investment Operative Agreements”), our consent is required for all major decisions regarding the RSE-Aura Senior Loan.

The RSE- Aura Senior Loan bears an interest rate of 6.0% per annum, with an amount equal to 6.0% per annum paid current on a monthly basis through the maturity date, December 19, 2019 (the “RSE- Aura Senior Loan Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 0.25% of the RSE- Aura Senior Loan amount.  As a member of NP 85, we are entitled to receive a proportionate share of interest income from the RSE- Aura Senior Loan.

Aura Westover Hills does not have the option to extend the maturity date beyond December 19, 2019.  Waypoint has provided customary non-recourse carve-out guarantees (the “Guarantor”).

The combined LTV ratio, or loan-to-value ratio, is the amount of the RSE- Aura Senior Loan plus the RSE- Aura Growth II REIT Investment, plus other preferred equity capital, divided by the purchase price of the RSE- Aura Property.  As of the closing date of the RSE- Aura Senior Loan, the RSE-Aura Property featured an LTV of 95.0% based on purchase price. We generally use LTV to define leverage for properties that are generating cash flow.

As the RSE- Aura Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative, reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 22, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov.  Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:      December 27, 2018